Dragonfly Energy Holdings Corp.

12915 Old Virginia Road

Reno, Nevada 89521

April 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dragonfly Energy Holdings (the “Company”)
Registration Statement on Form S-1 (File No. 333-286406)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:30 p.m., Eastern Time, on April 10, 2025, or as soon as practicable thereafter.

Please call Steve M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DRAGONFLY ENERGY HOLDINGS

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer